PRESS RELEASE

FOR IMMEDIATE RELEASE

Neptune Technologies & Bioressources Inc. Announces the Closing

of a Private Placement for Gross Proceeds of $4,500,000

Laval, Quebec, Canada, November 24th, 2006, Neptune Technologies & Bioressources Inc. (“Neptune”) (TSX Venture Exchange: NTB), is pleased to announce the closing of a $4,500,000 private placement of common shares.

Under the terms of this private placement, 1,500,000 common shares were issued at a price of $3.00 per common share.

J.F. Mackie & Company Ltd acted as lead agent and Caldwell Securities Ltd., Brant Securities Ltd and Acumen Capital Finance Partners Limited acted as sub-agents in respect of $4,255,299 for this private placement in consideration of which they received, in the aggregate, a cash commission of 5.86 % of such amount and 85,106 broker warrants (the “Broker Warrants”), exercisable over a Twenty-Four (24) month period, allowing them to purchase in the aggregate 85,106 common shares of Neptune at a price of $3.50 per common share.  Of this consideration, J.F. Mackie & Company Ltd received $195,918 as a cash commission and 58,406 Broker Warrants, Caldwell Securities Ltd. received $36,000 as a cash commission and 18,000 Broker Warrants, Brant Securities Ltd received $12,600 as a cash commission and 6,300 Broker Warrants and Acumen Capital Finance Partners Limited received $4,800 as a cash commission and 2,400 Broker Warrants.

As to the balance of the private placement, the sum of $244,701, a cash commission of $3,788 was paid and 1,894 Broker Warrants were issued to Bolder Investment Partners Ltd. in respect of $94,701 and no commission was paid in respect of $150,000.

All common shares and Broker Warrants issued by Neptune pursuant to this private placement are subject to a restriction pursuant to which they cannot be sold, transferred, hypothecated or otherwise traded for a four (4) month period following their issuance.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract®). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

NKO® is a registered trademark of Neptune Technologies and Bioressources.

For More Information Contact:

Grant Howard / David Gordon

The Howard Group Inc.

Toll Free: 1-888-221-0915

Info@howardgroupinc.com

Corporate Contact:

Neptune Technologies & Bioressources Inc.

André Godin

a.godin@neptunebiotech.com

Vice-President, Administration & Finance

The TSX Venture Exchange has neither approved nor accepts any responsibility with respect to the adequacy or accuracy of this press release.